SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

eLoyalty Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290151307

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,335,108**

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,335,108**

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,108

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 12.0%

12.	Type of Reporting Person (See Instructions) PN

** Includes 895,186 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Associates, L.P. 77-0440210

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 322,078**

	6.	Shared Voting Power

	7.	Sole Dispositive Power 322,078**

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,078

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person (See Instructions) PN

** Includes 322,078 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,123**

	6.	Shared Voting Power

	7.	Sole Dispositive Power 11,123**

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,123

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

** Includes 8,854 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP No. 90151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 28,175**

	6.	Shared Voting Power

	7.	Sole Dispositive Power 28,175**

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,175

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

**Includes 22,418 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,997*

	6.	Shared Voting Power 1,696,484**

	7.	Sole Dispositive Power 7,997*

	8.	Shared Dispositive Power 1,696,484**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,704,481

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person (See Instructions) IN

*  Includes 1,079 shares held in The Anderson Living Trust of which the reporting person is the trustee, 968 shares held by Anvest, L.P. of which the reporting person is the General Partner and 5,950 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

** Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,128*

	6.	Shared Voting Power 1,696,484**

	7.	Sole Dispositive Power 11,128*

	8.	Shared Dispositive Power 1,696,484**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,707,612

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person (See Instructions) IN

*  Includes 1,352 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest in the partnership.

** Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock.  The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,017*

	6.	Shared Voting Power 1,696,484**

	7.	Sole Dispositive Power 19,017*

	8.	Shared Dispositive Power 1,696,484**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,715,501

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.5%

12.	Type of Reporting Person (See Instructions) IN

* Includes 111 shares held in The Younger Living Trust of which the reporting person is the trustee and 18,906 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

** Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock.  The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,883*

	6.	Shared Voting Power 1,696,484**

	7.	Sole Dispositive Power 26,883*

	8.	Shared Dispositive Power 1,696,484**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,723,367

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.5%

12.	Type of Reporting Person (See Instructions) IN

*Includes 26,883 shares held in The Coxe/Otus Revocable Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

** Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock.  The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,725*

	6.	Shared Voting Power 1,696,484**

	7.	Sole Dispositive Power 4,725*

	8.	Shared Dispositive Power 1,696,484**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,701,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

* Includes 869 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 3,856 shares held by the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

** Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock.  The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,735

	6.	Shared Voting Power 1,696,484**

	7.	Sole Dispositive Power 4,735

	8.	Shared Dispositive Power 1,696,484**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,701,219

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

** Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock.  The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 290151307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,725*

	6.	Shared Voting Power 1,696,484**

	7.	Sole Dispositive Power 4,725*

	8.	Shared Dispositive Power 1,696,484**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,701,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

*Includes 1,160 shares held in The White Family Trust of which the reporting person is a trustee and 3,565 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

** Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock.  The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Item 1.
	(a)	Name of Issuer eLoyalty Corporation
	(b)	Address of Issuer’s Principal Executive Offices 150 Field Drive, Suite 250 Lake Forest, IL 60045

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 290151307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12.
(b)	Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

See Exhibit A which is hereby incorporated by reference and related pages 2 to 12. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither and White are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. They are also General Partners of Sutter Hill Associates, L.P. As such, they share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

Instruction:  Dissolution of a group requires a response to this item.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/2003
Date
Sutter Hill Ventures, A California Limited Partnership
/s/ William H. Younger, Jr.
Signature
William H. Younger, Jr. Managing Director of the General Partner
Name/Title

Sutter Hill Associates, L.P
/s/ William H. Younger, Jr.
Signature
William H. Younger, Jr. General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.
/s/ William H. Younger, Jr.
Signature
William H. Younger, Jr. Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.
/s / William H. Younger, Jr.
Signature
William H. Younger, Jr. Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David L. Anderson, William H. Younger, Jr., David E. Sweet, as one of them as his true and lawful attorneys-in-fact and agents, with full power of substitution and re substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Schedule 13G, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

After reasonable inquiry and to the best our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

2/12/03
Date
/s/ David L. Anderson
Signature
/s/ G. Leonard Baker, Jr.
Signature
/s/ William H. Younger, Jr.
Signature
/s/ Tench Coxe
Signature
/s/ Gregory P. Sands
Signature
/s/ James C. Gaither
Signature
/s/ James N. Whitee
Signature

EXHIBIT A TO SCHEDULE 13G - ELOYALTY CORPORATION

Name of Originator	Aggregate Number of Shares Beneficially Owned				% of Total Shares
	Individual		Aggregate

Sutter Hill Ventures, A California Limited Partnership	1,335,108	Note 8			12.0%

Sutter Hill Associates, L.P.	322,078	Note 9			2.9%

Sutter Hill Entrepreneurs Fund (AI), L.P.	11,123	Note 10			0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	28,175	Note 11			0.3%

David L. Anderson	7,997	Note 2			0.1%
			1,704,481	Notes 1 & 12	15.4%

G. Leonard Baker, Jr.	11,128	Note 3			0.1%
			1,707,612	Notes 1 & 12	15.4%

William H. Younger, Jr.	19,017	Note 4			0.2%
			1,715,501	Notes 1 & 12	15.5%

Tench Coxe	26,883	Note 5			0.2%
			1,723,367	Notes 1 & 12	15.5%

Gregory P. Sands	4,725	Note 6			0.0%
			1,701,209	Notes 1 & 12	15.3%

James C. Gaither	4,735				0.0%
			1,701,219	Notes 1 & 12	15.3%

James N. White	4,725	Note 7			0.0%
			1,701,209	Notes 1 & 12	15.3%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above have been convicted in any criminal proceedings nor have they been subject to judgements, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by the following partnerships: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person is a Managing Director of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and a General Partner of Sutter Hill Associates, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Note 2:  Includes 1,079 shares held in The Anderson Living Trust of which the reporting person is the trustee, 968 shares held by Anvest, L.P. of which the reporting person is the General Partner and 5,950 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

Note 3:  Includes 1,352 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest in the partnership.

Note 4:  Includes 111 shares held in The Younger Living Trust of which the reporting person is the trustee and 18,906 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 5:  Includes 26,883 shares held in The Coxe/Otus Revocable Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

Note 6: Includes 869 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 3,856 shares held by the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 7: Includes 1,160 shares held in The White Family Trust of which the reporting person is a trustee and 3,565 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 8: Includes 895,186 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 9: Includes 322,078 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 10:  Includes 8,854 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 11: Includes 22,418 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 12: Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. that are currently convertible on a one-for-one basis into shares of Common Stock.